EXHIBIT 11.1

CALCULATION OF WEIGHTED AVERAGE FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

BEGINNING BALANCE: 55,293,311
DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE
Jan. 04, 2002	100,000	97,790	55,391,101
Mar. 05, 2002	300,000	193,923	55,585,024
Mar. 12, 2002	100,000	60,773	55,645,797
Apr. 17, 2002	5,643,187	2,307,159	57,952,956

Net Loss for the period: $930,680

Weighted Average shares: 57,952,956

Net Loss per share: $(0.02)